

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 18, 2015

VIA E-MAIL
Jordan K. Thomsen, Esquire
Vice President and Corporate Counsel
Pruco Life Insurance Company
213 Washington Street
Newark, NJ 07102-2992

> Re: Pruco Life Insurance Company
> Pruco Life Variable Universal Account
> ("National Version")
> Initial Registration Statement filed on Form N-6
> File Nos. 811-05826 and 333-205092
>
> Pruco Life Insurance Company of New Jersey
> Pruco Life of New Jersey Variable Appreciable Account
> ("New Jersey/New York Version")
> Initial Registration Statement filed on Form N-6
> File Nos. 811-03974 and 333-205093

Dear Mr. Thomsen:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on June 19, 2015. Our comments are based on our review of the marked courtesy copy of the National Version, except as otherwise noted. Unless indicated otherwise, our comments apply to both filings.

Page references, unless indicated otherwise, are to the pages of the marked courtesy copy of the National Version. Capitalized terms have the same meanings as in the National Version.

1. General
   As currently drafted, several sections of the prospectus are confusing and difficult to understand because: (a) special terms are not always defined the first time they are used; (b) special terms are not capitalized consistently throughout the prospectus; (c) some special terms are not defined at all in the prospectus (*e.g,* "Account Value" in the first paragraph on page 14); and (d) the glossary located at the back of the prospectus does not include all of the defined terms. Please consider defining each special term the first time it is used in the prospectus and capitalizing each defined term.

2. Cover
   Please revise the Edgar class code so that it is identical to the name of the
   Contract shown on the cover page.

3. Summary of Charges and Expenses: Table 2 (Page 3)
   Please clarify how the minimum and maximum charges for the Enhanced Disability Rider
   will be calculated. In particular, please explain what is mean by "plus extras" in the phrase
   "9% of the policy target premium plus extras."

4. Summary of the Contract (Page 5)
   (a) In the first paragraph of this section, please state that all material state variations of the
   contract are reflected in Appendix A.

   (b) Please state that premiums allocated to either the Fixed Rate Option or the Long Term
   Fixed Rate Option are placed in Pruco Life Insurance Company's general account and
   subject to Pruco Life Insurance Company's claims paying ability.   In the New Jersey/New
   York Version, please include the same disclosure but replace the reference to Pruco Life
   Insurance Company with Pruco Life Insurance Company of New Jersey.

   (c) In the New Jersey/ New York Version, under the caption "Canceling the Contract ('Free-
   Look')," in the first paragraph on page 8, please conform the second sentence to that in the
   National Version (also on page 8) to clarify that if a Contract is surrendered during the free-
   look period, the owner "will receive the greater of (1) the Contract Fund (which includes any
   investment results) plus the amount of any charges that have been deducted or (2) all
   premium payments made (including premium payments made more than 10 days after the
   owner receives the Contract, less any applicable federal and state income tax withholding."
   Please confirm, supplementally, that the free-look period is 10 days in New York and New
   Jersey.

5. Target Term Rider Summary (Page 5)
   Please provide examples of the contract benefits that are not available if the Target Term
   Rider is selected.

6. Limited No-Lapse Guarantee Information and Rider to Provide Lapse Protection Information
   (Page 6)
   Please state the additional charges, if any, for these benefits.

7. Allocation of Premium Payments (Page 6)
   (a) The first paragraph states that a contract holder may change the way in which subsequent
   premiums are allocated by giving written notice to a Service Office, provided the holder
   qualifies for and has not opted out of telephone transfer privileges. This disclosure appears
   in other areas of the prospectus (*e.g.,* the second full paragraph on page 10). Please revise
   the paragraph to clarify how a contract holder may qualify for and exercise the "opt-out"
   feature. Please provide cross-references to other areas of the prospectus where the "opt-out"
   feature is disclosed (*e.g.*, the third paragraph on page 40)

(b) Please note that, once effective, a 485(a) filing must be made before any change to the required investment option during the free-look period or otherwise can be implemented. Supplementally, please explain the circumstances under which you anticipate making this change and the legal basis that would permit an allocation to an investment option other than the Money Market Account. Please also address this issue in the "Allocation of Premiums" section on pages 39-40.

8. Decreasing Basic Insurance Amount (Page 7)
    The maximum administrative charge ($25) that you may impose must be reflected in the fee table (even if you are not currently imposing that charge). Accordingly, please revise Table 1 of the fee table to reflect that this charge also applies when the Basic Insurance Amount is decreased.

9. Access to Contract Value (Page 7)
    Instead of requiring that the owner use a "form that meets our needs" in order to surrender a Contract, please revise this sentence to be consistent with the "good order" requirement as defined in the Glossary. Please also address this issue in the section entitled "Changing the Type of Death Benefit" on pages 44-45 and elsewhere where you impose a requirement other than "good order."

10. Persistency Credit (Page 8)
    Please disclose the parameters under which you will provide the persistency credit, rather than stating that you "may" provide the credit.

11. Contract Values Are Not Guaranteed (Page 8)
    Please add disclosure that amounts invested in the Fixed Rate Option and the Long Term Fixed Rate Option are subject to the claims paying ability of Pruco Life Insurance Company. With respect to the New Jersey/New York Version, please include the same disclosure but reference Pruco Life Insurance Company of New Jersey in lieu of Pruco Life Insurance Company.

12. Increase in Charges (Page 8)
    Please confirm that you will supplement the prospectus to reflect any increase in the current fee before it is implemented.

13. Contract Lapse (Page 9)
    In the last paragraph, please explain the conditions under which the Rider to Provide Lapse Protection will be reinstated, rather than stating that it "may be reinstated." Why is the Rider not automatically reinstated?

14. Risk of Taking Withdrawals (Page 9)
    (a) Please explain in plain English the impact of withdrawals on the Death Benefit, the Basic Insurance Amount and the amount of any reductions or other consequences.
    (b) Please explain the amount of the surrender charges and confirm that this charge is reflected in the fee table.

15. The Pruco Life Variable Universal Account (Page 13)
    (a) In the second paragraph, change "its" to "our" account.

    (b) In the fourth paragraph, please also add that the Fixed Rate Option and the Long Term Fixed Rate Option are subject to the company's claims paying ability.

16. Premium Based Administrative Charge (Page 22)
    With respect to the last paragraph of this section, please confirm that the disclosure concerning the charge is accurate and current. Supplementally, please provide a citation to the "change in the Internal Revenue Code."

17. Transaction Charges (Page 25)
    Please confirm that all charges stated here are reflected in the fee table.

18. Misstatement of Age or Sex (Page 27)
    Please state whether these misstatements are subject to the two year incontestability limitation.

19. Riders (Page 28-29)
    (a) Please state whether any of these riders must be elected at issue.

    (b) Please confirm that any further material variations, arising from state reviews after the registration statement is effective, will be described in a 485(a) post-effective amendment before sales commence in that state. Please represent that all material state variations are reflected in Appendix A.

20. Rider to Provide Lapse Protection (Page 29)
    (a) Please explain in plain English the sentence: "In later years, if the No-Lapse Contract Fund is less than a certain portion of the Contract Fund, we may increase the No-Lapse Contract Fund by some of the difference."

    (b) In the second to last paragraph, please explain why "[i]f your Contract lapses, and you meet the requirements to reinstate it, the Rider to Provide Lapse Protection may also be reinstated." Why isn't the reinstatement automatic if the conditions to reinstatement are met?

21. Target Term Rider (Page 30)
    Please state when this rider must be elected.

22. Living Needs Benefit Rider (Page 38)
    Please explain your statement that "[n]o benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit." How do you make this determination?

23. Requirement for Issuance of a Contract (Page 38)
    Please clarify whether you are reserving the right to change the Basic Insurance Amount and/or the Target Term Rider coverage amount for prospectively issued contracts or existing contracts. We may have additional comments depending on the situation to which this reservation applies.

24. Available Types of Premium (Page 39)
    Please disclose the scenarios under a single premium arrangement which would cause the definition of life insurance test to be violated as noted in the second paragraph.

25. Allocation of Premiums (Page 39)
    Please explain why you are offering funds (investment options) which do not currently allow additional investments.

26. Dollar Cost Averaging Program and Auto Balancing (Pages 42-43)
    In the last paragraph of both sections, you "reserve the right to change this practice, modify the requirements, or discontinue the feature." Please specify how much notice will be provided and what happens to amounts invested in each program following the event specified in the notice.

27. Types of Death Benefit (Page 44)
    Please explain the circumstances under which withdrawals under Contracts with a Type A Death Benefit may result in a reduction of the Basic Insurance Amount.

28. Persistency Credit (Page 46)
    (a) Instead of stating that you "may credit," please revise the disclosure in this section to specify all the circumstances under which you will not apply the persistency credit.

    (b) Please specify how much notice will be provided prior to any modification or termination of the persistency credit as stated in the last sentence of this section.

29. Loans (Pages 46-47)
    Please specify the circumstances under which there is protection against lapse if the Overloan Protection Rider is elected.

30. Statement of Additional Information
    On the cover page, please replace the reference to "Variable Universal Life Insurance Contracts" with "An Individual Flexible Premium Variable Universal Life Insurance Contract" to conform to the description of the contract on the cover page of the prospectus.

31. Exhibits
Please note that copies of actual agreements rather than the "forms of" should be filed as Exhibits. See Rule 483.

32. Financial Statements, Exhibits, and Other Information
Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

33. Tandy Comment
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event a registrant requests acceleration of the effective date of a pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings. We will consider a written request for acceleration of the effective date of a registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to each registration statement. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statements, they will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments to them. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of each registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

/s/ Sally Samuel

Sally Samuel
Senior Counsel